POULTON & YORDAN
                                ATTORNEYS AT LAW

                          324 SOUTH 400 WEST, SUITE 250
                           SALT LAKE CITY, UTAH 84111

Richard T. Ludlow                                      Telephone: (801) 355-1341
                                                             Fax: (801) 355-2990
                                                  Email: post@poulton-yordan.com

                                January 18, 2005



Pamela A Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

         Re:      The Flooring Zone, Inc.
                  Form SB-2 originally filed on September 24, 2004 File No.: 333-119234

Dear Ms. Long:

         We appreciate your prompt review and response to our Amendment number 2, filed December 23, 2004. At the request of the management of The Flooring Zone, Inc., we are responding to comments raised by you and your staff at the Securities and Exchange Commission in your letter dated January 14, 2005. Following are the responses to your comments and explanations as to why other changes were made in the filing. As you will see, changes have been marked for your convenience.

Registration Statement cover page

         1. The amount shown in Part II "Other Expenses of Issuance and Distribution" has been revised to show the correct amount of the registration fee paid, which was $2,534. (As shown on the cover page.) (See page 61.) As per my conversation with Ms. Lesli Sheppard today, this should fully resolve this staff comment.

MD&A
Results of Operations, pages 24-30

         2. In my letter to you dated December 22, 2004, responding to the staff's last round of comments, I stated that the Company does include the cost of salaries and benefits for its in-house installation staff in general and administrative expense. As per my phone conversation with Jennifer Thompson today, I confirmed with her that this was an incorrect statement on my part. The Company does and always has included the cost of salaries and benefits for its in-house installation staff as part of its cost of sales. In fact, if you read through Amendment No. 2 you will see that all reference to the costs associated with the Company's in-house installers was deleted from the discussion of general and administrative expenses, thus creating the confusion. I apologize for the misstatement in my letter. As per my discussion with Ms. Thompson, this should fully resolve this staff comment.

                            REQUEST FOR ACCELERATION

         Based on my discussions with Ms. Sheppard and Ms. Thompson and their confirmation that these changes and representations would resolve the remaining staff comments, at the request of management of The Flooring Zone, Inc., and pursuant to Rule 461, I am hereby requesting that the effective date of The Flooring Zone, Inc. SB-2 registration statement be accelerated to Monday, January 31, 2005 at 9:00 a.m.

Ms. Pamela Long
January 18, 2005
Page 2


         At this time, this offering is not being underwritten and no broker/dealers are participating in the distribution, therefore compensation review by the NASD is not required at this time, and has not been requested. As affirmatively stated in the "Plan of Distribution" Section of the registration statement if the Company, at some time in the future, determines to engage the services of a broker/dealers to assist in this offering, the Company will file a post-effective amendment disclosing the same prior to the time any offers or sales are made by such broker/dealers, shall submit to the NASD for compensation review, the amount of any compensation to be paid to such broker/dealers and shall undertake all other necessary steps to ensure compliance with all applicable laws, rules and regulations.

         The Company confirms its reporting obligations under the Securities Act of 1933 and Section 15(d) of the Securities Exchange Act of 1934.

         The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the registration statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Commission that should it or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

         Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

                                                     Yours very truly,

                                                     POULTON & YORDAN



                                                     Richard T. Ludlow
                                                     Attorney at Law
Enclosure